Exhibit (p)(5)

Bares Capital Management, Inc.

Code of Ethics

This document is the confidential property of Bares Capital Management, Inc.

Unauthorized distribution is prohibited.

Bares Capital Management, Inc.

Code of Ethics

Definitions

Bares Capital Management, Inc. is referred to as “Bares Capital” or “the Adviser” throughout this Code of Ethics.

An “employee” is defined as any partner, officer, director (or other person occupying a similar status or performing similar functions) or employee of Bares Capital or other person who provides investment advice on behalf of, and is subject to the supervision and control of Bares Capital. From time to time throughout this document, the terms “you” and “your” are used to make reference to an employee subject to this Code.

“Material nonpublic information” is information about a company that has not yet been made public, for which there is a substantial likelihood that a reasonable client would consider important in making his or her investment decisions, or information that is reasonably certain to have a substantial effect on the price of a company's securities were it to be disclosed in the public domain.

Preamble

Bares Capital is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Bares Capital Code of Ethics (the “Code”) sets forth standards of professional conduct expected of employees in order to safeguard material nonpublic information of the Adviser, address conflicts of interest that may arise in the course of business or as a result of an employee’s outside activities, and to promote compliance with the fiduciary standard of care.

It is not possible to address every business or personal scenario wherein employee action or non- action is addressed by policy or procedure. The provisions referenced in this Code of Ethics are intended to provide you with guidance pertaining to your ethical comportment in the discharge of professional responsibilities and in certain situations wherein your personal activity intersects with the fiduciary duty of the Adviser and that of its employees. The fiduciary standard of care is deemed to be the legal requirement that the Adviser and its employees place client interests first and foremost at all times. A key precept of the fiduciary standard requires that the Adviser and its employees identify and remove or responsibly manage conflicts of interest which jeopardize the ability of the Adviser and/or its employees to consistently comply with the fiduciary threshold.

Employees are required to comply with U.S. federal and state securities laws and all relevant rules promulgated by the U.S. Securities and Exchange Commission (“SEC”).

The Adviser recognizes its need to respond flexibly to dynamic business needs and circumstances. Accordingly, Bares Capital reserves the right to revoke, modify, interpret, and apply its guidelines, policies or procedures at its sole discretion, and without prior notice. This Code is not intended to be a contract or legally binding agreement, nor does it promise specific treatment in specific situations. For more information about the Code, please contact the Chief Compliance Officer.

Introduction

Rule 204A-1 under the Advisers Act requires registered investment advisers to adopt a code of ethics, which set forth standards of conduct and requires compliance with applicable securities laws. The recordkeeping rules require advisers to keep copies of their codes of ethics and records relating to the code. The SEC has set forth client disclosure requirements for Part 2A of Form ADV to require advisers to describe their code of ethics to clients and, upon request, to furnish clients with a copy of the code.

Bares Capital's Code of Ethics has been adopted with the expectation that the Adviser and its employees fully comply with SEC Rule 204A-1. Employees should always consider how their actions will reflect on the Adviser as a whole and upon themselves as professionals. At the commencement of your employment or designation as an employee subject to this Code, and each time a new version of the Code is issued, you must certify that you understand and agree to abide by the terms of the Code by signing the Code of Ethics Acknowledgement Form, found at the end of this document.

If an employee acts in a manner contrary to the Code, he or she may be subject to disciplinary sanctions based upon the Adviser’s evaluation of the circumstances. The standards of conduct set forth herein are applied fully and fairly without reliance upon technical distinctions to justify questionable conduct. Inadvertent Code violations are considered extremely serious.

General Standards of Conduct

Policy

The Adviser’s general standards of conduct are comprehensive in nature because they are intended for the benefit and protection of Bares Capital and its employees. As an employee, you must exercise good faith in your dealings with both Bares Capital and its clients which is consistent with the high degree of trust and confidence that is placed in you as an employee or agent of the Adviser. This principle is heightened by the fiduciary duty owed to clients. This can be accomplished only through your individual commitment to the Adviser’s core values of integrity, professionalism and ethical comportment.

Excluding those benefits which accrue to you as an employee of the Adviser, you are required to notify the Chief Compliance Officer of any actual or prospective benefit or personal gain that you believe has or may accrue to you from any current or prospective transaction between Bares Capital and any entity.

Procedures

Conflicts of Interest

You may not knowingly engage in personal activities that conflict with the best interests of Bares Capital. In addition, you may not knowingly engage in personal activities that are in direct conflict with the investment interests of Bares Capital’s clients. A conflict of interest exists when the Adviser’s or employee’s financial, business and/or personal interests, relationships or circumstances may be reasonably construed so as to impair the ability of the Adviser or its employee(s) and agents to offer objective investment advice, recommendations or services.

It is important to note that regulatory authorities may invoke the legal doctrine of willful blindness when considering enforcement actions against employees. This doctrine posits that individuals may be held accountable for actions and non-actions which in aggregate they should have known were inappropriate or illegal given their professional standing regardless of their direct involvement in the event. From the perspective of the SEC, your written certification to having read and understood the Bares Capital Compliance Manual and the Bares Capital Code of Ethics will generally establish a reasonable level of presumed conversancy with the Adviser’s compliance policies, procedures and internal controls.

Disclosure or Use of Confidential Information

In the normal course of business, employees may be given or may acquire information about the business of the Adviser or its clients that is not available to the general public. This information is confidential and may include Bares Capital’s financial data, business plans and strategies, personal information about clients, and information concerning investment activity. All employees are responsible for respecting and maintaining the confidential nature of such information, including taking reasonable care in how and where they discuss, document and store the confidential information that relates to the business activities of Bares Capital and its clients. Employees are also responsible for respecting and maintaining confidential information after they leave, are dismissed from, or retire from Bares Capital.

Material, Nonpublic Information

Some confidential information is also material nonpublic information and subject to the restrictions of federal and state banking and securities laws and regulations including federal insider trading statutes. Bares Capital requires that all information pertaining to client records, investment activity and the Adviser’s business activity be considered as material nonpublic information thereby restricting its unauthorized use or disclosure unless approval is granted by the Chief Compliance Officer.

Bares Capital Property

While employed by Bares Capital, employees will use the Adviser’s resources to carry out their professional responsibilities. Client relationships and all information pertaining to them are the property of the Adviser; this includes client communications conducted on private networks or hardware such as emails issued from a home office or a personal mobile device or computer. All work performed by an employee that is produced on the Adviser’s time or that utilizes Bares Capital resources is the property of Bares Capital and may not be removed or exported from Bares

Capital’s property or offices upon the dismissal, resignation or retirement of the former employee without written authority from the Chief Compliance Officer.

Personal Investments

You must exercise sound judgment in making personal investments in order to avoid situations contrary to the best interests of Bares Capital and to avoid the appearance of a conflict of interest with the Adviser’s business or client interests. It is not possible to enumerate all the circumstances where these restrictions apply; however, for example, it would be improper to:

♦	Permit a client to arrange an investment for your account or to participate in investments arranged, sponsored by or involving a client under circumstances that might create, or give the appearance of creating a conflict of interest.
♦	Make or maintain an investment in any company or fund with which the Adviser has business relationships, if the investment is of such a character (whether because of the size or value of the investment or for any other reason) that might create or give the appearance of creating a conflict of interest.
♦	Purchase any new securities of any client of the Adviser or to purchase any new securities of any company through an investment banking or securities firm having a business relationship with the Adviser unless the demand for such new securities is such that purchases are not restricted or allocated among prospective purchasers.
♦	Enter into a securities transaction when you are aware that such action will anticipate or parallel any investment action of Bares Capital, whether the Adviser is acting for itself or in a fiduciary capacity, excepting certain pre-approved personal securities transactions outlined below.

Investments in securities that have a broad public market and are registered on a national securities exchange or traded in over-the-counter markets would not ordinarily create a conflict of interest and therefore are not prohibited, but are subject to the policies outlined in the Personal Trading section of this Code of Ethics.

Political Activity

The Adviser is interested in sound government and encourages you to support the candidate or party of your choice both through service and financial support. However, any affiliation with a candidate or party that suggests the Adviser supports that candidate or party is strictly prohibited. You may not use Bares Capital or its property for political purposes, nor may you use the name of Bares Capital to further any political cause or candidate. Please see the Bares Capital Political Contribution policy found in the Compliance Manual for details of political contribution approval and reporting requirements.

Borrowing from Investors

You may not borrow money from a client of Bares Capital unless such borrowing is from a bank or other financial institution made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with members of the general public and does not involve more than the normal risk of repayment or include other unfavorable features.

Business Transactions for Bares Capital

You may not represent or exercise authority on behalf of Bares Capital in any transaction with any person, firm, company or organization with which you have any material connection (including,

but not limited to, a directorship, officer position, family relationship or significant borrowing relationship) or in which you have a material financial interest. You must report any existing or proposed business relationships with any such person, firm, company or organization to the Chief Compliance Officer, who will determine whether such business relationship is “significant” for purposes of this prohibition.

Prohibition on the Use of Information from Your Previous Employer

You should not bring any documents, software or other items to Bares Capital that may contain your previous employer’s confidential, trade secret or proprietary information without approval from your prior employer. This would include such items of value as computer records, rolodexes, client lists, financial reports or other materials that belong to your previous employer. If you have such unauthorized materials in your possession, they should be returned to your former employer immediately and the Chief Compliance Officer must be notified of the circumstances. It is the employee’s responsibility to honor all legal agreements with any prior employer as to confidentiality and competitive activities, and to notify the Bares Capital Chief Compliance Officer of any such agreement.

Your Duty to Report Abuses of the Code of Ethics or Other Illegal or Unethical Conduct

All employees have an obligation to advise the Chief Compliance Officer of any suspected abuses of Bares Capital’s policy, including suspected criminal or unethical conduct. If you believe that you or the Adviser are or may be in jeopardy due to any violation of securities law, anti-trust, health and safety, environmental, government contract compliance or any other laws or Adviser policies or provisions of this Code of Ethics, we request that you notify the Chief Compliance Officer. You will not be subjected to any form of retaliation for reporting any legitimate suspected ethical or legal violations. Please see the Whistleblower policy section of this Code of Ethics.

Investigations of Reported or Suspected Misconduct

As a fiduciary, we have a special duty to safeguard proprietary and confidential information, as well as assets of our clients and the Adviser. In the event of an investigation regarding possible wrongdoing, you are required to cooperate fully with duly authorized members of law enforcement.

Information relating to any investigation, including information provided by you or the fact of your participation in any investigation, is considered confidential, and may only be revealed to individuals not associated with the investigation on a need to know basis. Any request for information or subpoenas regarding federal or state agency investigations must be in writing and directed to the Chief Compliance Officer, who may confer with outside legal counsel.

Personal Trading

Policy

As noted, conflicts of interest must be removed or responsibly managed and disclosed. Insofar as Bares Capital management deems personal trading by employees to be an appropriate non- business activity, the Bares Capital personal trading policy as referenced herein endeavors to responsibly manage this conflict of interest. The Chief Compliance Officer is responsible for administering and monitoring all aspects of the Adviser’s personal trading policy.

Bares Capital’s personal trading policy permits employees to maintain personal securities accounts, provided: (a) any personal investing by an employee in any account in which he/she has a beneficial interest, including an account for any immediate family members sharing the employee's household, does not undermine the Adviser's fiduciary duty to its clients; (b) personal investing is consistent with regulatory requirements; and (c) personal investing does not convey any appearance of unethical behavior or conflicts of interest, e.g., trading ahead of client transactions.

Employees must receive pre-approval and report personal securities accounts and holdings to the Chief Compliance Officer as referenced below. Bares Capital policy requires the Chief Compliance Officer to regard and preserve information pertaining to employee securities transactions as material nonpublic information. However, in certain circumstances the Adviser will be authorized to disclose material nonpublic information related to employee personal trading activity. These circumstances include disclosure as required by law enforcement authorities and/or by regulatory inquiry as well as those circumstances wherein the Chief Compliance Officer deems disclosure to be reasonably necessary to prevent fraud, unauthorized transactions, liability, or to respond to judicial process or subpoena.

Procedures

Initial Hire

Employees are required to report to the Chief Compliance Officer any personal investment account and any accounts in which the employee has a beneficial interest, including any accounts for immediate family and household members, within 10 days upon hire (or upon designation as an employee covered by this policy), annually thereafter, and upon opening or closing any account(s). The Brokerage Account Disclosure Statement or similar written or electronic record is to be used for such reporting. At the time of hire or the date of designation as an employee of Bares Capital, employees must also provide holdings in any reportable securities in which he/she has a beneficial interest. Holdings reports must be current as of a date not more than 45 days prior to the date of hire (or the date designated as an employee covered by this policy) by way of the Holdings Report or similar written or electronic record.

Quarterly Reporting

Employees are required to report to the Adviser all required information for applicable personal securities transactions quarterly within 30 days of the end of each calendar quarter using the Quarterly Transaction Report or similar written or electronic record. Required information for reporting securities transactions under Rule 204-2(a)(12) includes the following:

♦	The date of the transaction.
♦	The owner or beneficial owner of the account in which the transaction occurred.
♦	The title, applicable exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each reportable security involved.
♦	The nature of the transactions (buy/sell).
♦	The price of the security at which the transaction was effected.
♦	The name of the broker, dealer or bank with or through which the transaction was effected.
♦	The date the report is submitted.

Providing copies of statements for reportable accounts is permissible in lieu of a separate report. Employees who have no transactions to report in a given quarter must certify in writing to the Chief Compliance Officer to this effect.

Annual Reporting

Each year, employees must disclose all reportable personal securities holdings to the Adviser, using the Holdings Report. Providing copies of statements for reportable accounts is permissible in lieu of a separate report. The report must contain information that is current as of a date no more than 45 days before the report is submitted. On an annual basis, employees will be required to confirm accounts representing beneficial interests and accounts where the employee has control. The Chief Compliance Officer is responsible for distributing initial and annual reporting forms and sending reporting reminders to employees.

Reportable Securities

Employees must submit duplicate account statements or otherwise provide reports for "reportable securities" in which the employee has, or acquires, any direct or indirect beneficial ownership. An employee is presumed to be a beneficial owner of securities that are held by his or her immediate family members sharing the employee's household.1

Reportable securities are those securities defined in Section 202(a)(18) of the Advisers Act, including listed and unlisted securities, and private transactions (which include private placements, nonpublic stock, or warrants). The following securities types are exempt from this policy:

♦	Direct obligations of the United States Government.
♦	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short term debt instruments including repurchase agreements.
♦	Shares issued by money market funds.
♦	Shares issued by open-end funds other than reportable funds. Reportable fund means: (a) any fund for which the Adviser serves as an investment adviser as defined in section 2(a)(20) of the Advisers Act; or (b) any fund whose investment adviser or principal underwriter controls you, is controlled by you, or is under common control with you.
♦	Transactions in units of UIT’s that are invested solely in the shares of unaffiliated open end mutual funds (e.g., variable product sub-accounts).

If an employee has given up investment discretion to another unaffiliated party, they should submit a letter to the Chief Compliance Officer from the broker attesting to this fact, when joining the Adviser as a new employee or when a new non-discretionary account is opened. Upon the Chief Compliance Officer’s affirmative determination that the employee’s account is in fact a discretionary account managed by a non-conflicted third party, the employee will be provided a reporting exemption for that account. All related documentation pertaining to the exemption will be maintained by the Chief Compliance Officer pursuant to the Books and Records policy. Transactions under an automatic investment plan are not considered reportable transactions. Employees are obligated to report any change in the discretionary status of a non-reportable account to the CCO on a timely basis.

1 The Code of Ethics rule defines an “immediate family member” as any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, father-in-law, mother-in-law, son-in-law, daughter-in-law, sister-in-law, brother-in-law (including adoptive relationship). If the immediate family member resides in the same household as the employee, they are subject to the Adviser’s personal securities trade reporting requirements.

Preclearance

The Adviser requires all employees, interns, and all other access persons to receive prior written clearance for the purchase or sale of any individual publicly traded stock, bond, or derivative security. Approval is requested using the Cordium ELF, Preclearance Form for Publicly Traded Securities, or similar written record, which must be signed or approved by the Compliance Officer or designate before the order is placed. When trading in securities considered for purchase for or held in client portfolios, employee security trades may not be placed before the day following execution of all client trades in that security. Preclearance does not change the additional requirement to report transactions and holdings.

Preclearance - Initial Public Offerings

An employee may not acquire any direct or indirect beneficial ownership in any securities in an initial public offering (“IPO”) or new issue without prior approval of the Chief Compliance Officer. Approval is requested using the Cordium ELF, Preclearance Form for IPO, Private Placement, and Limited Offering or similar written record. Preclearance does not change the additional requirement to report transactions and holdings.

Preclearance - Private Placements and Limited Offerings

An employee may not acquire any beneficial ownership in any securities in any private placement of securities or investment opportunity of limited availability (i.e., an offering that is exempt from registration under the Securities Act pursuant to Section 4(2), Section 4(6), Rule 504, Rule 505 or Rule 506 there under) unless the Chief Compliance Officer has given express prior approval using the Cordium ELF system, Preclearance Form for IPO, Private Placement, and Limited Offering or similar written record. The Chief Compliance Officer, in determining whether approval should be given, will take into account, among other factors, whether the investment opportunity should be reserved for clients and whether the opportunity is being offered to the employee by virtue of his or her position with the Adviser. Preclearance does not change the additional requirement to report transactions and holdings.

Cryptocurrencies

A cryptocurrency is a digital asset designed to work as a medium of exchange that uses strong cryptography to secure financial transactions, control the creation of additional units, and verify the transfer of assets. There is some debate as to whether cryptocurrencies are securities. If there is a centralized third party, along with purchasers of a cryptocurrency with an expectation of a return, then the transaction should be considered a securities transaction. Bitcoin is not deemed to be a security because it is decentralized: there is no central party whose efforts are a key determining factor in the enterprise. In addition, ether is also not a security because the ethereum network is also decentralized.

Cryptocurrencies that are deemed to be securities and Initial Coin Offerings (“ICO”s) are included in the definition of a covered security. If there is any question by an employee as to whether a security is “covered” under this Code, s/he should consult with the Chief Compliance Officer for clarification on the issue before entering any trade for his/her personal account. Employees are urged to seek guidance from the Chief Compliance Officer prior to engaging in cryptocurrency activities to ensure compliance with applicable rules and policies.

Restricted Securities

Securities issued by companies about which the Adviser or an employee may have access to material, nonpublic information may be placed on the restricted list. The Chief Compliance Officer reserves the right to designate certain securities as “restricted” in his sole discretion. Bares Capital shall immediately inform employees of any securities placed on the restricted list. Employees are prohibited from initiating transactions in a restricted security during any period it is deemed restricted without prior approval from the Chief Compliance Officer, until such time as the security is removed from the restricted list.

Watch List: As research analysts determine that a focus list presentation is likely in the future for a particular name, portfolio managers will notify the compliance team to add these names to the Watch List in Compliance ELF. Later, portfolio managers will complete the Investment Committee minutes once the name has been presented and approved by the Investment Committee.

Restricted List: Once a portfolio manager sends an order via email to the operations team, the name is added to the Restricted List in compliance ELF to prevent any access person trading. The system will automatically deny any pre-clearance of a security that is currently being traded for clients or in which the portfolio manager anticipates trading in the near future. After the order has been completed, the name is removed from the Restricted List the following day. If there is a pre- clearance to trade any security on the Watch List, the system will notify the compliance team, then a request is sent to the appropriate portfolio manager to check if they have any trades they plan for clients; if they do not, the request is approved. If they do have plans to trade for clients, the request is denied.

The compliance team will review the Restricted List and Watch List each quarter and make modifications to the lists (in Compliance ELF and Moxy) to ensure that such lists are current. A written memo to file or documentation in the case management system will memorialize this activity.

Management of Non-Advisory Accounts

Employees are prohibited from managing accounts for unrelated (i.e., non-family members) third parties, other than the Fund and Bares Capital, or serving as a trustee for third parties unless the Chief Compliance Officer pre-clears the arrangement and finds that the arrangement would not harm any client or would not otherwise trigger a custody situation. The Chief Compliance Officer may require the employee to report transactions for any such account, if approved, and may impose such conditions or restrictions as are warranted under the circumstances.

Director/Officer/Principal Stockholder Disclosure

Employees who are directly or indirectly the beneficial owner of more than 10% of any class of any equity security (other than an exempted security) who is a director or an officer of the issuer of such security, shall file such statements as are required by the SEC. This must be done within ten days after he or she becomes such beneficial owner, director, or officer and/or if there has been a change in such ownership, before the end of the second business day following the day on which the transaction has been executed.

Policy Violations

The Chief Compliance Officer will review any possible violation of this policy and will subsequently document all findings including results of the investigation and related mitigation and Code enforcement initiatives. Violations of the Code will be reported to the Principals of Bares Capital and outside parties as required by law.

Chief Compliance Officer Review

The Chief Compliance Officer or designate will review and approve all employee reports of personal securities transactions and holdings for compliance with the Adviser’s policies, including the Insider Trading policy, regulatory requirements, and the Adviser’s fiduciary duty to its clients. The Adviser reserves the right to impose additional restrictions on the personal trading activities of personnel, such as short swing trading restrictions, if deemed necessary to manage emergent conflicts of interest.

The President of Bares Capital or designate reviews and approves all accounts, holdings, preclearance requests and transactions of the Chief Compliance Officer.

Insider Trading

Policy

Bares Capital prohibits employees from illegally trading, either personally or on behalf of others, on material nonpublic information. Further, the Adviser prohibits the unauthorized access, use or conveyance of material nonpublic information to any entity regardless of the circumstances. This policy applies to every employee and extends to both professional and personal activities of the individual. The Code of Ethics expressly prohibits misuse or unauthorized access to client and business information of the Adviser. Any circumstance where this violation is deemed to have occurred or is suspected to have occurred must be reported to the Chief Compliance Officer immediately. Violations of this policy or failure to report them will result in employee sanctions including dismissal and civil and/or criminal prosecution.

Creating or passing false rumors with the intent to manipulate securities prices or markets may violate the anti-fraud provisions of federal securities laws. Such conduct would also constitute a violation of the Bares Capital Code of Ethics and would be considered inappropriate behavior for any employee of the Adviser. Employees are prohibited from knowingly circulating false rumors or information that is considered sensational in nature. Employees are further prohibited from circulating or referencing unsubstantiated information that could reasonably be expected to affect the valuation or condition of securities, investment funds or market sectors or information that could improperly influence any parties or entities related to these subjects. In general, it is required that employees comport themselves in a professional manner at all times and refrain from repeating or spreading information that may be construed as rumor.

Procedures

Each employee has a duty to abide by Bares Capital’s insider trading policies and procedures. The Chief Compliance Officer implements this policy and will invoke the Disciplinary Code policy as necessary in the event of insider trading violations. Information that is deemed to be of a material nonpublic nature will be designated as such whenever possible by the professional managing such information.

Personal Trading

The Bares Capital Code of Ethics requires employees to receive pre-approval for personal securities transactions in publicly traded securities, and receive pre-approval to buy or sell Initial Public Offerings (“IPOs”), private placements, and other limited offerings of securities. At the time of hire (or designation as an employee covered by this policy) and annually thereafter, each employee is required to read and acknowledge in writing his/her affirmative agreement to comply with the Code of Ethics which includes the personal trading and insider trading policies of Bares Capital. See also Personal Trading policy.

Restricting Access to material nonpublic information

The Adviser restricts access to material nonpublic information and prohibits its unauthorized release in any form or manner. Employees using, accessing, or sharing in an authorized manner documents containing material nonpublic information are required to observe an elevated standard of care.

Receipt and Sharing of material nonpublic information

If an employee believes he or she has gained inadvertent access to material nonpublic information, he/she is required to report this information to the Chief Compliance Officer immediately. The Chief Compliance Officer will then take action as necessary to protect this information and to ensure that the Adviser and its employees do not violate insider trading laws. Release of material nonpublic information by Bares Capital to an authorized third party must be approved by the Chief Compliance Officer and may be accompanied by a Non-disclosure Agreement if deemed necessary. Failure to receive pre-approval and subsequent release of material nonpublic information must be escalated to the Chief Compliance Officer immediately. Bares Capital maintains separate written procedures to govern situations where actual or possible receipt of material nonpublic information is reported to the Chief Compliance Officer.

Employees are required to speak to the Chief Compliance Officer if there is any concern of having material nonpublic information. If it is determined that there is material nonpublic information, the name will be added to the Black List in Compliance ELF and in Moxy to prevent any trading until the information has become public or is no longer deemed to be material.

The compliance team will review the Black List each quarter and make modifications to the list (in Compliance ELF and Moxy) to ensure that such lists are current. The compliance team will not remove a name from the Black List until they have specific knowledge that the material nonpublic information once held is now public or is no longer deemed to be material. A written memo to file or documentation in the case management system will memorialize this activity.

Investment Team Attestation

Portfolio Managers and Research Analysts are required to quarterly complete an attestation form certifying compliance with regard to the use of nonpublic information during the research process.

Administration and Office Services Agreement

Bares Capital has entered into an Administration and Office Services Agreement with Nine Ten Capital Management LLC due to the nature of their office space configuration, shared operational infrastructure, and other shared resources. Please reference the Privacy and Protecting Information policy for guidance specific to this arrangement.

Gifts and Entertainment

Policy

Bares Capital’s policy imposes reporting requirements when an employee directly or indirectly gives a gift valued at more than $200 (per quarter per recipient) to the following: any person, principal, proprietor, employee, agent or representative of another person where such payment is in relation to the business of the employer of the recipient of the payment or gratuity.

Employees must report gifts valued at more than $200 (per quarter per giver) from any person, principal, proprietor, employee, agent or representative of another person where such payment is in relation to the business of the employer of the giver of the payment. Advance authorization from the Chief Compliance Officer is encouraged, but is not necessary unless there is a concern about the high value of the gift or intention of the giver. Questions about the receipt or offer of a gift should be directed to the Chief Compliance Officer.

Business entertainment is permissible on an occasional basis and cannot be lavish, frequent, or so extensive as to raise any question of propriety and cannot be preconditioned on specific performance or business targets. Employees are required to report all business entertainment in amounts over $200 per quarter per giver or beneficiary to the Chief Compliance Officer.

Bares Capital policy further stipulates that employees must disclose certain monetary charitable contributions that may relate to the business of the Adviser. Specifically, employees must report any monetary contribution to a charity on behalf of, in the name of, or in response to a solicitation by a client; someone acting on behalf of (or working for) a client; or other third party with whom Bares Capital conducts business.

Procedures

Gifts and Entertainment

Immediately following quarter-end, the Chief Compliance Officer requires employees to complete a Gift and Entertainment Report. On an annual basis, employees are required to provide attestation via the Compliance Questionnaire that they are complying with this policy. All reports and Questionnaires are reviewed by the Chief Compliance Officer, who has the authority to investigate potential violations and remediate them according to this policy.

Charitable Contributions

Contributions made by employees to charitable causes or sponsorships for any client, prospect, consultant, or any other business-related purpose/function must be reported on the Gift and Entertainment Report on a quarterly basis.

Outside Business Activities

Policy

Employees may not be employed by, or accept compensation from, any person or entity other than the Adviser or an affiliate to the extent that such employment or activity conflicts with the Adviser’s ability to serve advisory clients. Employees must report outside business activities to Bares Capital. The Chief Compliance Officer is authorized to monitor and/or restrict the activity based solely upon an evaluation of conflict of interest issues. The Chief Compliance Officer will ascertain if any authorized outside activities must be disclosed on Form ADV Part 2B or Form U4. Any outside business activity in which an employee is engaged that predates this policy must also be reported to the Chief Compliance Officer. If an employee ceases engaging in an outside activity that has been reported on Form ADV Part 2B or Form U4, the Chief Compliance Officer is to be notified as soon as possible. At all times, employees are expected to comport themselves in a manner that is consistent with the Code of Ethics.

Procedures

♦	At the time of hire or upon request, employees must report outside business activities to the Chief Compliance Officer. Thereafter, employees must report new outside activities when contemplated. The Outside Business Activity Report or a similar report is to be submitted to the Chief Compliance Officer in all cases outlined in this policy.
♦	All reports must contain the name and address of the current or prospective employer or activity sponsor, any compensation, and a description of the activities associated with such outside employment, activity, or compensation.
♦	The Chief Compliance Officer may request from the employee additional documentation relating to outside business activities in order to properly evaluate or monitor such activities.
♦	The Chief Compliance Officer will review each outside business activity, approve or prohibit the activity and if approved, make a determination as to whether such activity must be restricted, monitored, and/or disclosed by the Adviser.
♦	Employees are advised to consult the Chief Compliance Officer with any questions as to whether an outside activity is reportable under this policy.
♦	Employees reaffirm outside business activities using the Compliance Questionnaire on an annual basis.

Whistleblower

Background

In 2011, the SEC launched its whistleblower program for individuals to report a violation of the federal securities laws and apply for a financial award. The Dodd-Frank Wall Street Reform and Consumer Protection Act provided the SEC with the authority to pay financial rewards to whistleblowers who provide new and timely information about any securities law violation. Among other things, to be eligible, the whistleblower's information must lead to a successful SEC enforcement action with more than $1 million in monetary sanctions.

In June of 2015, news of a sweep examination launched by the SEC’s Office of Compliance Inspections and Examinations (“OCIE”) came to light. Through this sweep, the SEC is scrutinizing firms’ whistleblower policies. The exam period dates back to 2012, which seems to indicate that the staff is evaluating the industry’s response to the launch of the SEC’s Whistleblower Program in 2011. In addition to compliance policies and the Code of Ethics, examiners are scrutinizing confidentiality agreements and employment contracts to determine if employees are prohibited from reporting suspected fraud to the SEC. To adequately protect the enterprise by encouraging employees to come forward to the firm FIRST, advisers are urged to implement a carefully constructed whistleblower policy.

Eligibility for SEC Whistleblower Program

The SEC has established a whistleblower program to obtain credible and actionable intelligence on registrants and associated persons that have or may violate federal securities laws and/or SEC rules. Bares Capital’s Whistleblower Policy comports to the SEC whistleblower program as set forth below:

1.	Voluntary - The whistleblower must offer credible information voluntarily. In general, a whistleblower is deemed to have provided information voluntarily if the whistleblower has provided information before the government, a self-regulatory organization or the Public Company Accounting Oversight Board asks for it directly from the whistleblower or the whistleblower’s representative.
2.	Original - The information must be of an original nature. Original information must be based upon the whistleblower’s independent knowledge or independent analysis, not already known to the SEC and not derived exclusively from certain public sources.
3.	Successful Enforcement - A successful enforcement action is obtained by the SEC or the Department of Justice. A whistleblower’s information can be deemed to have led to a successful enforcement action if:
♦	The information is sufficiently specific, credible and timely to cause the SEC to open a new examination or investigation, reopen a closed investigation, or open a new line of inquiry in an existing examination or investigation; and
♦	The conduct was already under investigation when the information was submitted, and the information significantly contributed to the success of the action.
4.	Timing - The whistleblower reports original information through the employer’s internal legal, whistleblower, or compliance procedures before or at the same time it is passed to the SEC.
5.	Disclosure - The employer provides the whistleblower’s information (and any subsequently-discovered information) to the SEC.

Certain people are ineligible for whistleblower awards under the SEC’s program. These include:

♦	Those who have a pre-existing legal or contractual duty to report their information to the SEC.
♦	Attorneys (including in-house counsel) who attempt to use information obtained from client engagements to make whistleblower claims for themselves (unless disclosure of the information is permitted under SEC rules or state bar rules).
♦	People who obtain the information by means or in a manner that is determined by a U. S. court to violate federal or state criminal law.
♦	Officers, directors, trustees, or partners of an enterprise who are informed by another person (such as by an employee) of allegations of misconduct, or who learn the information in connection with enterprise processes for identifying, reporting and addressing possible violations of law (such as through the company hotline).
♦	Compliance and internal audit personnel.

Purpose of Policy

This Whistleblower Policy establishes procedures for the receipt, investigation, resolution and record retention of complaints relating to Bares Capital’s compliance program. SEC Rule 206(4)-

7 requires Bares Capital to adopt a formal compliance program. The program is designed to prevent, detect, and correct any actual or possible violations of the federal securities laws or SEC rules that have occurred, are underway, or may soon occur. Furthermore, Bares Capital’s compliance program addresses applicable state laws and regulations.

This Policy discourages the filing of frivolous complaints however we do expect our officers and employees to report any irregularities and other suspected wrongdoing relative to Bares Capital’s compliance program. This Policy permits employees to submit complaints about real or suspected compliance violations on a confidential and anonymous basis without fear of dismissal or retaliation of any kind regardless of the ultimate disposition of the original report. This Policy applies only to reports pertaining to compliance matters (as defined below).

The Chief Compliance Officer is responsible for implementing this Whistleblower Policy by overseeing the receipt, investigation, resolution, and record retention of all complaints submitted thereunder. This Policy provides a means to safely disclose information and escalate to a high level within the enterprise serious concerns that an employee believes in good faith involve compliance violations. Specifically, this Policy is designed to:

1.	Bring about disclosure of actual or suspected compliance violations before they disrupt the business or operations of Bares Capital, lead to serious loss, or harm our clients.
2.	Promote a climate of accountability and full disclosure with respect to Bares Capital’s compliance program.
3.	Ensure that no employee is the target of retaliation for raising legitimate compliance concerns.
4.	Proactively protect the reputation of Bares Capital and its employees.
5.	Protect the rights of current and former employees who wish to voluntarily communicate with the SEC or other regulatory authority regarding possible or actual violations of securities law or from recovering an SEC whistleblower award.

Summary of Policy

All employees have a duty to observe the highest standards of business and personal ethics while discharging their professional responsibilities on behalf of Bares Capital and to report suspected violations of the Code of Ethics, Compliance Manual or securities laws in the manner described in this Policy. Employees are advised to first share any questions, suggestions, concerns, or complaints with an officer of Bares Capital who can address them properly. In most cases, a Principal is in the best position to handle concerns and complaints. However, if an employee is not comfortable speaking with a Principal, or is not satisfied with the initial response, the employee is advised to file a complaint under this Whistleblower Policy. Supervisors are required to report suspected compliance violations to the Chief Compliance Officer. All reports to the Chief Compliance Officer by a supervisor will be handled according to the process outlined in this Policy. Nothing contained in this policy is intended to prevent current or former employees from voluntarily communicating with the SEC or other regulatory authorities about possible violations of law or from recovering an SEC whistleblower award.

Reporting Persons Protected

This Policy offers protection from retaliation for officers and employees who make any complaint related to a known or suspected compliance violation (“Reporting Person”), as long as the complaint is made in good faith. “Good faith” means the Reporting Person has a reasonable belief that the complaint is true and is not being conveyed for personal gain or other ulterior motive.

Bares Capital will not discharge, demote, suspend, threaten, harass or in any way discriminate or retaliate against any Reporting Person relative to the terms or conditions of his/her employment with the Company based upon the submission in good faith of any compliance complaint. Any acts of retaliation against a Reporting Person will invoke Bares Capital’s disciplinary policy and subject any person who retaliates to sanctions up to and including termination of employment. This Policy has been adopted to provide a mechanism for Reporting Persons to raise serious concerns within the firm prior to seeking resolution outside the enterprise.

Scope of Complaints

Reporting Persons are encouraged to report irregularities and suspected violations of the Code of Ethics and compliance policies (“compliance violations”) including, without limitation, those outlined below.

1.	Fraud or deliberate error in the recording, maintenance or distribution of books and records;
2.	Misrepresentation or false statement regarding any matters about the business of or contained in the financial or client records of Bares Capital;
3.	Deviation from full and accurate reporting of Bares Capital’s regulatory status or financial condition or any audit or examination report of which Bares Capital is the subject; or
4.	Failure to fulfill Bares Capital’s fiduciary duty to clients.

Confidentiality of Complaints

Upon receipt of a complaint under this Policy, the Chief Compliance Officer will keep the identity of any Reporting Person confidential and privileged under all circumstances to the fullest extent allowed by law, unless the Reporting Person has authorized Bares Capital to disclose his/her identity. Following a formal investigation, the Chief Compliance Officer will continue to protect the identity of the Reporting Person unless confidentiality is incompatible with a fair investigation, there is an overriding reason for identifying or otherwise disclosing the identity of such person, or disclosure is required by law, such as where a regulatory authority initiates an investigation of allegations contained in the complaint. Furthermore, the identity of the Reporting Person may be disclosed if it is reasonably determined that a complaint was made maliciously or recklessly.

Submission of Complaints

Reporting Persons should submit complaints concerning compliance violations in accordance with the following procedures:

1.	Complaints must be submitted to the Chief Compliance Officer through the Cordium ELF system. The report submission is visible on the Essentials Tab in ELF and is available to all employees.

2.	Step-by-step procedures to file a complaint are as follows:
♦	Employee logs into ELF
♦	Select “Essentials” tab, select “Notifications”
♦	Select “Submit Notification” on the right side of the screen
♦	Select the “Bares Capital Management Whistleblower Form”
♦	Complete the form and attach any backup documentation desired.

♦	The report will be visible by compliance staff including the name of the employee making the submission.
♦	If an employee would prefer to remain anonymous they may submit hard copy documentation to the compliance staff while they are away from their desk.
♦	Employees should feel free to contact the Cordium support team if assistance is needed to submit a case (via email at support@complianceelf.com)
3.	The content of the complaint must be sufficiently detailed to include a summary of the complaint, date(s) of alleged wrongdoing, parties involved in the wrongdoing, and the manner in which the Reporting Person learned about the suspected violation.
4.	If appropriate, the Reporting Person may request an opportunity to discuss the complaint with the Chief Compliance Officer by indicating such intent and including their identity in the complaint report.
5.	Any employee that contemplates making an anonymous complaint must realize that anonymous complaints are, by their nature, susceptible to abuse, less reliable, and more difficult to resolve. In addition, employees considering making an anonymous complaint should be aware that there may be rights and protections available to them if they identify themselves when making a complaint, and that these rights and protections may be lost if they make the complaint on an anonymous basis.

Therefore, Bares Capital encourages employees to identify themselves when making reports of compliance violations. In responding to anonymous complaints, the Chief Compliance Officer will consider:

♦	The fairness to any individual named in the anonymous complaint;
♦	The seriousness of the complaint raised;
♦	The credibility of the information or allegations in the complaint; and
♦	The ability to ascertain the validity of the complaint and to appropriately resolve it without the assistance and cooperation of the person making the complaint.

Investigation of Complaints

Upon receipt of a complaint, the Chief Compliance Officer will confirm that the complaint involves a compliance violation. An investigation will be conducted as quickly as possible, taking into account the nature and complexity of the complaint and the issues it raises. Any complaints submitted under this Policy that do not relate to a compliance violation will be returned to the Reporting Person, if his/her identity is known. The Chief Compliance Officer may enlist employees and outside legal, accounting, and other advisors, as appropriate, to conduct an investigation of a complaint.

The results of each investigation will be reported in a timely manner to the Principals. Prompt and appropriate remedial action will be taken as warranted in the judgment of the Principals or as otherwise directed by the Chief Compliance Officer. Any actions taken in response to a complaint will be conveyed to the Reporting Person to the extent allowed by law, unless the complaint was submitted anonymously.

A Reporting Person who is not satisfied with the outcome of the initial investigation or remedial action taken, if any, may submit a second/revised report through the Cordium ELF system, requesting a second review with an explanation of why the investigation or remedial action was inadequate. A Reporting Person may submit a revised complaint on an anonymous basis in his/her sole discretion.

The Chief Compliance Officer will review the Reporting Person's revised complaint, together with documentation of the initial investigation, and determine in his/her sole discretion if the revised complaint merits further investigation. The Chief Compliance Officer will conduct a subsequent investigation to the extent and in the manner deemed appropriate. The Chief Compliance Officer may enlist employees and outside legal, accounting and other advisors, as appropriate, to undertake the subsequent investigation. The Chief Compliance Officer will inform the Reporting Person of any remedial action taken in response to any revised complaint to the extent allowed by law, unless the complaint was submitted anonymously.

Unsubstantiated Allegations

If a Reporting Person files a complaint in good faith under this Policy and any facts alleged therein are not confirmed by a subsequent investigation, no action will be taken against the Reporting Person. In submitting complaints, Reporting Persons should exercise due care to ensure the accuracy of the information reported. If, after investigation, it is determined that a complaint is without substance, was made for malicious or frivolous reasons, or was otherwise submitted in bad faith, the Reporting Person could be subject to disciplinary action. Where alleged facts reported under this Policy are found to be without merit or unsubstantiated: (1) the conclusions of the investigation will be made known to the Reporting Person, unless the complaint was submitted anonymously, and, if appropriate, to the persons against whom allegations were made in the complaint; and (2) the allegations will be dismissed.

Retention of Complaint Records

Through the Cordium Pilot system, the Chief Compliance Officer will maintain all complaints received, tracking their receipt, investigation, and resolution. All complaints and reports will be maintained in accordance with Bares Capital’s confidentiality and record retention policies.

Reporting and Annual Review

The Chief Compliance Officer will submit periodic reports to Brian Bares relative to all complaints and any remedial actions taken. This Policy will be reviewed each year as part of the annual compliance review, taking into account the effectiveness of this Policy in promoting the reporting of compliance violations, but with a view toward minimizing improper complaint reports and investigations.

Bares Capital Management, Inc.

Code of Ethics Acknowledgement Form

I hereby acknowledge receipt of the Bares Capital Management, Inc. Code of Ethics (the "Code") and certify that I have read and understand it and agree to abide by it. I hereby represent that all my personal securities transactions and other activities outlined herein have been and will be effected in compliance with the Code.

Date of Code of Ethics:

Today’s Date:

                                                    (Employee Signature)

                                                    (Print Name)

Chief Compliance Officer Review:

Date: